Exhibit (a)(1)(iv)

Cypress Semiconductor Corporation

Offer to Purchase for cash of

Up to all $599,994,000 Aggregate Principal Amount

of its Outstanding

1.00% Convertible Senior Notes due September 15, 2009

at a Purchase Price Determined in Accordance

with the Offer to Purchase and in any Event not greater than

$1,400, nor less than $1,000, per $1,000 Principal Amount of Notes

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON FRIDAY, SEPTEMBER 12, 2008, UNLESS THE OFFER IS EXTENDED.

August 14, 2008

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed for your consideration is an Offer to Purchase (as may be supplemented and amended from time to time, the “Offer to Purchase”) dated August 14, 2008, and the related Letter of Transmittal (the “Letter of Transmittal”) by Cypress Semiconductor Corporation, a Delaware corporation (the “Company”), offering to purchase for cash up to $599,994,000 aggregate principal amount of its outstanding 1.00% Convertible Senior Notes due September 15, 2009 (the “Notes”). The Offer to Purchase together with the Letter of Transmittal (and any amendments or supplements to the Offer to Purchase and the Letter of Transmittal) constitutes the “Offer” with respect to the Notes. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The Notes are currently convertible at a conversion rate of 41.841 shares of common stock per US$1,000 principal amount of Notes, subject to adjustment, which is equivalent to a conversion price of approximately US$23.90 per share. Holders who tender their Notes on or before 5:00 p.m., New York City time, on September 12, 2008 will receive an amount per $1,000 principal amount of Notes (the “Purchase Price”) equal to the lesser of:

•

the sum of (i) the product (rounded to the nearest cent) of 41.841 (which is the current conversion rate of the Notes) and the arithmetic average of the daily volume-weighted average price (as described in the Offer to Purchase) of our common stock for the ten trading days from and including Wednesday, August 27, 2008 to and including Wednesday, September 10, 2008 (the “Ten Day VWAP”), (ii) an amount as specified in the table on the cover page of the Offer to Purchase in the row entitled “premium” per $1,000 principal amount of Notes and (iii) accrued and unpaid interest on the Notes from September 15, 2008 to, but excluding, the date of purchase; and

•	$1,400.00;

provided, however, that if the aggregate Purchase Price for all Notes validly tendered and not properly withdrawn in the Offer exceeds $800,000,000 (the “Maximum Aggregate Purchase Price”), then we will only purchase such aggregate amount of Notes equal to the product of (a) the Maximum Aggregate Purchase Price divided by the Purchase Price and (b) $1,000 (the “Maximum Offered Principal Amount”), and, provided further, that (x) if the Ten Day VWAP is greater than $32.00, then the Purchase Price shall be $1,400 or (y) if the Ten Day VWAP is less than $17.00, then the Purchase Price shall be $1,000. The actual amount of cash per Note you will receive if you participate in the Offer will be fixed after 5:00 p.m., New York City time, on Wednesday, September 10, 2008, on the basis of the pricing formula set forth above, and announced prior to the opening of trading on Thursday, September 11, 2008.

In the event that the amount of Notes validly tendered and not properly withdrawn prior to the Expiration Date exceeds the Maximum Offered Principal Amount, then the Company will accept for payment the Notes that are validly tendered and not properly withdrawn on a pro rata basis from among the tendered Notes. In all cases, the Company will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000. Notes not purchased in the Offer will be returned to tendering Holders of Notes at our expense promptly after the expiration of the Offer. See Section 3 of the Offer to Purchase entitled, “Terms of the Offer” and Section 8 entitled, “Acceptance of Notes for Payment; Accrual of Interest.”

The Offer is not conditioned on any minimum principal amount of Notes being tendered. Notwithstanding any other provision of the Offer, the Company’s obligations to accept Notes tendered, and to pay the Purchase Price, are subject to, and conditioned upon, the satisfaction of the general conditions described in Section 10 of the Offer to Purchase entitled “Conditions of the Offer.”

The Company reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer at any time as set forth in Section 10 of the Offer to Purchase under the heading “Conditions of the Offer.”

For your information and for forwarding to your clients for whom you hold Notes registered in your name or in the name of your nominee (or, for Notes registered in the name of the Depository Trust Company (“DTC”), Notes that are credited to your account or the account of your nominee), we are enclosing the following documents:

1. Copies of the Offer to Purchase, dated August 14, 2008.

2. Letters of Transmittal for the Notes for your use and for the information of your clients.

3. Copies of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup U.S. federal income tax withholding.

4. Copies of the Notice of Guaranteed Delivery.

5. Copies of a printed form of letter which may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer. This form will enable your clients to tender all Notes that they own.

DTC participants will be able to tender Notes through DTC’s Automated Tender Offer Program (“ATOP”).

We urge you to contact your clients as promptly as possible in order to obtain their instructions.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent, or to the Dealer Manager for the Offer, at their respective addresses and telephone numbers as set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

Credit Suisse Securities (USA) LLC

Nothing contained herein or in the enclosed documents shall constitute you as the agent of Cypress Semiconductor Corporation, the Dealer Manager, the Information Agent, the Depositary, or any of their respective affiliates, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

The Offer is not being made to (nor will Notes tendered be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

IMPORTANT: The Letter of Transmittal (or a facsimile thereof), together with any Notes tendered and all other required documents, must be received by the Depositary at or prior to 5:00 p.m., New York City time, on the Expiration Date in order for Holders to receive the Purchase Price.

Alternatively, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal and delivering it to the Depositary, electronically accept the Offer and tender Notes through DTC’s ATOP as set forth in Section 6 of the Offer to Purchase entitled “Procedures for Tendering Notes.” Holders tendering their Notes by book-entry transfer to the Depositary’s account at DTC can execute the surrender through ATOP, for which the transaction will be eligible. DTC participants that are accepting the Offer must transmit their acceptance to DTC which will verify the acceptance and execute a book-entry delivery to the Depositary’s account at DTC. DTC will then send an Agent’s Message to the Depositary for its acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Offer as to execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message.

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